UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Acceleron Pharma Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

00434H108

(CUSIP Number)

Robert J. Hugin

Chairman of the Board,

President and Chief Executive Officer

Celgene Corporation

86 Morris Avenue

Summit, New Jersey 07901

(908) 673-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 24, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 00434H108

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CELGENE CORPORATION 22-2711928
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -3,211,866-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -3,211,866-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,211,866
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.4% (1)
14	TYPE OF REPORTING PERSON* CO

(1) The percentage ownership is based on 28,086,834 shares of Common Stock outstanding as of September 24, 2013, which includes (i) 20,964,188 shares of Common Stock outstanding as of June 30, 2013, as reported by Acceleron in its prospectus filed with the Securities and Exchange Commission on September 19, 2013 (the “Prospectus”), (ii) 6,417,000 shares of Common Stock sold under the Prospectus (including 837,000 shares of Common Stock sold upon the exercise in full by the underwriters of their option to purchase additional shares to cover over-allotments), and (iii) 38,979 shares of Common Stock underlying a warrant held by Celgene Corporation that is exercisable immediately.

SCHEDULE 13D

Acceleron Pharma Inc.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (“Common Stock”), of Acceleron Pharma Inc., a Delaware corporation (“Acceleron”). The principal business address of Acceleron is 128 Sidney Street, Cambridge, Massachusetts 02139.

Item 2.	Identity and Background.

This statement is filed by Celgene Corporation, a Delaware corporation (“Celgene”). The principal business address of Celgene is 86 Morris Avenue, Summit, New Jersey 07093. Celgene is a global biopharmaceutical company primarily engaged in the discovery, development and commercialization of innovative therapies designed to treat cancer and immune-inflammatory related diseases. Set forth on Schedule A hereto, which is incorporated herein by reference, is the name, business address, principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship of each of Celgene’s directors and executive officers.

During the past five years, neither Celgene nor, to the knowledge of Celgene, any of the persons listed on Schedule A hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth or incorporated in Items 4 and 6 hereof are incorporated herein by reference.

The shares of Common Stock of Acceleron beneficially owned by Celgene were acquired with working capital of Celgene set aside for the general purpose of investing.

Item 4.	Purpose of Transaction.

The information set forth or incorporated in Items 3 and 6 hereof are incorporated herein by reference.

On February 20, 2008, Celgene entered into a Collaboration, License and Option Agreement with Acceleron, and the parties amended the agreement as of August 2, 2011 (as amended, “ First Collaboration Agreement”), which is Exhibit 1 hereto. The purpose of the First Collaboration Agreement is for the parties to investigate and develop certain protein-based product candidates incorporating ActRIIA for the treatment, prevention, or modulation of diseases and conditions in humans. On August 2, 2011, Celgene and Acceleron entered into a second Collaboration, License and Option Agreement (“Second Collaboration Agreement” and, together with the First Collaboration Agreement, “Collaboration Agreements”), which is Exhibit 2 hereto. The purpose of the Second Collaboration Agreement is for the parties to investigate and develop ACE-536 in a defined field. Mr. George Golumbeski, who is currently Senior Vice President of Business Development of Celgene, is a member of the board of directors of Acceleron.

Concurrently with the First Collaboration Agreement, Celgene entered into a Series C-1 Convertible Preferred Stock Purchase Agreement (“Series C-1 Preferred Stock Purchase Agreement”) with Acceleron, pursuant to which Celgene agreed to purchase 1,831,502 shares of Acceleron’s Series C-1 Convertible Preferred Stock, par value $0.001 per share (“Series C-1 Preferred Stock”), for an aggregate purchase price of approximately $5.0 million. This transaction was consummated on March 24, 2008. This agreement is Exhibit 3 hereto. Under the Series C-1 Preferred Stock Purchase Agreement, Celgene committed to purchase up to $10.0 million of Common Stock in a private offering (“IPO Side-by-Side Purchase Commitment”) upon the closing of the sale of shares of Common Stock in an initial public offering (“Acceleron IPO”). The foregoing description of the IPO Side-by-Side Purchase Commitment is subject to, and qualified entirely by, the Series C-1 Preferred Stock Purchase Agreement.

On June 10, 2010, Celgene entered into a Series E Convertible Preferred Stock and Warrant Purchase Agreement with Acceleron and certain other investor parties named therein, pursuant to which Celgene agreed to purchase 145,985 shares of Acceleron’s Series E Convertible Preferred Stock, par value $0.001 per share (“Series E Preferred Stock”), and a warrant to purchase 155,916 shares of Common Stock (“Warrant”) for an aggregate purchase price of $458,392.90. This agreement is Exhibit 4 hereto. This transaction was consummated on or about July 9, 2010.

On December 22, 2011, Celgene entered into a Series F Convertible Preferred Stock Purchase Agreement (“Series F Preferred Stock Purchase Agreement”) with Acceleron and certain other investor parties named therein, pursuant to which Celgene agreed to purchase 7,961,784 shares of Acceleron’s Series F Convertible Preferred Stock, par value $0.001 per share (“Series F Preferred Stock”), for an aggregate purchase price of approximately $25.0 million. This agreement is Exhibit 5 hereto. This transaction was consummated on or about the date of the Series F Preferred Stock Purchase Agreement. In connection with the Series F Preferred Stock Purchase Agreement, Celgene also entered into an Amended and Restated Registration Rights Agreement (“Registration Rights Agreement”) with Acceleron and certain other investor parties named therein, pursuant to which Celgene and such other investor parties received certain registration rights to have the shares of Common Stock underlying certain securities of Acceleron, including the Series C-1 Preferred Stock, the Series E Preferred Stock, the Warrant and the Series F Preferred Stock registered under the Securities Act of 1933, as amended. The Registration Rights Agreement is Exhibit 6 hereto. Upon the request of certain investor parties, Acceleron agreed to prepare and file a registration statement with the Securities and Exchange Commission. The foregoing description of the registration rights is subject to, and qualified in its entirety by, the Registration Rights Agreement.

Effective September 5, 2013, Acceleron effected a 1-for-4 reverse split of its Common Stock and preferred stock, including the Series C-1 Preferred Stock, the Series E Preferred Stock, and the Series F Preferred Stock.

On September 24, 2013, pursuant to the IPO Side-by-Side Purchase Commitment under the Series C-1 Preferred Stock Purchase Agreement, Celgene entered into a Common Stock Purchase Agreement (“Common Stock Purchase Agreement”) with Acceleron, pursuant to which Celgene agreed to purchase approximately $10.0 million of Common Stock subject to and upon the closing of the Agios IPO. The Common Stock Purchase Agreement is Exhibit 7 hereto. Concurrently with the closing of the Acceleron IPO, this transaction was consummated on September 24, 2013.

Also on September 24, 2013, upon the closing of the Acceleron IPO, the shares of Series C-1 Preferred Stock, Series E Preferred Stock and Series F Preferred Stock owned by Celgene automatically converted into 2,506,220 shares of Common Stock. These shares of Series C-1 Preferred Stock, Series E Preferred Stock and Series F Preferred Stock were convertible into shares of Common Stock, and the Warrant was exercisable, at the election of Celgene prior to the Acceleron IPO.

Celgene acquired the shares of Common Stock reported on this Schedule 13D in furtherance of the purposes of the Collaboration Agreements.

Celgene intends to review its investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of Acceleron, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of Acceleron owned by it in the open market, in privately negotiated transactions or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, Celgene specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), Celgene currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: Acceleron’s business and prospects; other developments concerning Acceleron and its businesses generally; other business opportunities available to Celgene; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of Acceleron.

Except as set forth above, Celgene does not have any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of Acceleron, or the disposition of securities of Acceleron;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Acceleron or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of Acceleron or any of its subsidiaries;

(d)	Any change in the present board of directors or management of Acceleron, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of Acceleron;

(f)	Any other material change in Acceleron’s business or corporate structure;

(g)	Changes in Acceleron’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Acceleron by any person;

(h)	Causing a class of securities of Acceleron to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of Acceleron becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a), (b) and (c) — The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 hereof are incorporated herein by reference.

As of September 24, 2013, following the consummation of the transactions contemplated by the Common Stock Purchase Agreement and the closing of the Acceleron IPO on such date, Celgene beneficially owns 3,211,866 shares of Common Stock (including 38,979 shares of Common Stock underlying the Warrant that is exercisable immediately), representing approximately 11.4% of the shares of Common Stock outstanding as of such date as determined is based on 28,086,834 shares of Common Stock outstanding as of September 24, 2013, which includes (i) 20,964,188 shares of Common Stock outstanding as of June 30, 2013, as reported by Acceleron in the Prospectus, (ii) 6,417,000 shares of Common Stock sold under the Prospectus (including 837,000 shares of Common Stock sold upon the exercise in full by the underwriters of their option to purchase additional shares to cover over-allotments), and (iii) 38,979 shares of Common Stock underlying the Warrant that is exercisable immediately).

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth or incorporated in Items 4 hereof is incorporated herein by reference in response to this Item 6.

Mr. George Golumbeski, who is Senior Vice President of Business Development of Celgene, is a member of the board of directors of Acceleron. He is a party to an indemnification agreement with Acceleron, pursuant to which Acceleron may be required to indemnify Mr. Golumbeski for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts, incurred by Mr. Golumbeski in any action or proceeding arising out of his service as one of Acceleron’s directors. A form of this agreement is Exhibit 8 hereto.

Other than as described in Items 3, 4 and 5, this Item 6, and the agreements set forth as exhibits hereto, to Celgene’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Acceleron.

Item 7.	Material to Be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit 1 —	Collaboration, License and Option Agreement, dated as of February 20, 2008, as amended as of August 2, 2011, between Celgene and Acceleron (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-1 filed by Acceleron on September 6, 2013)

Exhibit 2 —	Collaboration, License and Option Agreement, dated as of August 2, 2011, between Celgene and Acceleron (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form S-1 filed by Acceleron on September 6, 2013)

Exhibit 3 —	Series C-1 Convertible Preferred Stock Purchase Agreement, dated as of February 20, 2008, between Celgene and Acceleron

Exhibit 4 —	Series E Convertible Preferred Stock and Warrant Purchase Agreement, dated as of June 10, 2010, among Celgene, Acceleron and other investor parties named therein

Exhibit 5 —	Series F Convertible Preferred Stock Purchase Agreement, dated as of December 22, 2011, among Celgene, Acceleron and other investor parties named therein

Exhibit 6 —	Amended and Restated Registration Rights Agreement, dated as of December 22, 2011, among Celgene, Acceleron and other investor parties named therein

Exhibit 7 —	Common Stock Purchase Agreement, dated as of September 24, 2013, between Celgene and Acceleron

Exhibit 8 —	Form of Indemnification Agreement between Acceleron and its directors and officers (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1 filed by Acceleron on August 7, 2013)

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

CELGENE CORPORATION

By:	/s/ Perry Karsen
Perry Karsen
Executive Vice President and Chief Operations Officer

EXHIBIT INDEX

Exhibit	Description
1	Collaboration, License and Option Agreement, dated as of February 20, 2008, as amended as of August 2, 2011, between Celgene and Acceleron (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-1 filed by Acceleron on September 6, 2013)

2	Collaboration, License and Option Agreement, dated as of August 2, 2011, between Celgene and Acceleron (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form S-1 filed by Acceleron on September 6, 2013)

3	Series C-1 Convertible Preferred Stock Purchase Agreement, dated as of February 20, 2008, between Celgene and Acceleron

4	Series E Convertible Preferred Stock and Warrant Purchase Agreement, dated as of June 10, 2010, among Celgene, Acceleron and other investor parties named therein

5	Series F Convertible Preferred Stock Purchase Agreement, dated as of December 22, 2011, among Celgene, Acceleron and other investor parties named therein

6	Amended and Restated Registration Rights Agreement, dated as of December 22, 2011, among Celgene, Acceleron and other investor parties named therein

7	Common Stock Purchase Agreement, dated as of September 24, 2013, between Celgene and Acceleron

8	Form of Indemnification Agreement between Acceleron and its directors and officers (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1 filed by Acceleron on August 7, 2013)

SCHEDULE A

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of Celgene Corporation

The name, business address and present principal occupation or employment of each of the directors and executive officers of Celgene Corporation are set forth below. The business address of each director and executive officer is c/o 86 Morris Avenue, Summit, New Jersey 07093. Unless otherwise indicated, each director and executive officer is a citizen of the United States.

CELGENE CORPORATION — BOARD OF DIRECTORS

Name And Position	Present Principal Occupation Or Employment

Robert J. Hugin Chairman of the Board, President and Chief Executive Officer	Chairman of the Board, President and Chief Executive Officer of Celgene Corporation

Richard W. Barker, D.Phil. Director (Citizen of the United Kingdom)	Director of the Centre for Accelerating Medical Innovations; a member of the Board of iCO Therapeutics, Inc.; Chairman of Stem Cells for Safer Medicine; Founder and Chairman of the Athenaeum Group; Senior Advisor of Aegate, Ltd.

Michael D. Casey Director	Formerly Chairman, President, Chief Executive Officer and a director of Matrix Pharmaceutical, Inc.

Carrie S. Cox Director	Chairman of the Board of Directors and Chief Executive Officer of Humacyte, Inc.

Rodman L. Drake Director	Formerly Managing Director of Baringo Capital, LLC

Michael A. Friedman, M.D. Director	Chief Executive Officer of City of Hope

Gilla Kaplan, Ph.D. Director	Head of the Laboratory of Mycobacterial Immunity and Pathogenesis at The Public Health Research Institute Center at the University of Medicine and Dentistry of New Jersey in Newark, New Jersey

James J. Loughlin Director	Formerly National Director of the Pharmaceuticals Practice at KPMG LLP

Ernest Mario, Ph.D. Director	Chief Executive Officer of Capnia, Inc.

CELGENE CORPORATION — EXECUTIVE OFFICERS

Name	Title

Robert J. Hugin	Chairman of the Board, President and Chief Executive Officer

Jacqualyn A. Fouse, Ph.D.	Executive Vice President and Chief Financial Officer

Mark. J. Alles	Executive Vice President and Global Head, Hematology and Oncology

Thomas O. Daniel, M.D.	Executive Vice President and President, Research and Early Development

Perry A. Karsen	Executive Vice President, Chief Operations Officer

Lawrence V. Stein	Executive Vice President, General Counsel and Corporate Secretary